Mail Stop 6010

October 20, 2006

Wendy F. DiCicco
Chief Financial Officer
Kensey Nash Corporation
735 Pennsylvania Drive
Exton, PA 19341

   Re: Kensey Nash Corporation
     Form 10-K for the Fiscal Year Ended June 20, 2006
     Filed September 13, 2006
     Form 8-K filed October 19, 2006
     File No. 000-27999

Dear Ms. DiCicco:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to only those issues we have addressed in the comments. In the comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Note 21. Acquisition of Intraluminal Therapeutics, Inc., page 80

1.   We note the disclosure that the purchase price allocation for the acquisition of
         Intraluminal Therapeutics was valued by an independent appraiser. Please note
         that if you intend to incorporate your Form 10-K by reference into any
         registration statement, you will be required to identify the appraisal firm in the
         "Experts" section and include its consent in the registration statement. If true,
         you may revise the disclosure in future filings to clearly indicate that management
         is responsible for the valuation and that management considered a number of
         factors, including valuations or appraisals, when estimating fair value.

Form 8-K filed October 19, 2006

2.   We note that you present your non-GAAP measures and reconciliation in the form
         of adjusted statements of income. These formats may be confusing to investors as
         they also reflect several non-GAAP measures, including non-GAAP cost of goods
         sold, non-GAAP research and development expense, non-GAAP selling, general
         and administrative expense, non-GAAP income from operations, non-GAAP pre-
         tax income, non-GAAP income tax expense, non-GAAP, non-GAAP basic
         earnings per share, and non-GAAP diluted earnings per share, which have not
         been described to investors. In fact, it appears that management does not use these
         non-GAAP measures but they are shown here as a result of the presentation
         format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that
         when furnishing information under this item you must provide all the disclosures
         required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a
         reconciliation to the directly comparable GAAP measure for **each** non-GAAP
         measure presented and explain why you believe the measures provide useful
         information to investors.

         ·   To eliminate investor confusion, please remove the adjusted statements of
              income from all future filings and instead disclose only those non-GAAP
              measures used by management that you wish to highlight for investors, with
              the appropriate reconciliations.
         ·   Please note that in the event that your Form 8-K is incorporated by reference
              into a 33 Act registration statement, we may have additional questions relating
              to the appropriateness of this information being included in a document filed
              with, and not just furnished to, the Commission. At that time, we may request
              an amendment to the Form 8-K.

3.   Please also revise future filings to include all the substantive disclosures outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your disclosure to explain in greater detail:

- the substantive reasons why management believes the non-GAAP measure provides useful information to investors;
- the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use the measure; and
- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

4.   In addition, we note that you refer to your non-GAAP measures as "pro forma". The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

5.   Lastly, we note that throughout your press release, you have consistently identified and discussed the pro forma non-GAAP measures before addressing the changes in the GAAP measures. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please revise your discussions in all future filings to fully comply with the requirements of Item 10.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief